EXHIBIT 8

                         Description of IPL's Issuance,
                 Transfer and Redemption Procedures for Policies
                      Pursuant to Rule 6e-3(T)(b)(12)(iii)

                                       and

                 Method of Computing Adjustments upon Conversion to Fixed Benefit Policies Pursuant to Rule 6e-3(T)(b)(13)(v)(B)

                          ----------------------------


Set forth below is the information called for under Rule 6e-3(T)(b)(12)(iii) and Rule 6e-3(T)(b)(13)(v)(B) under the Investment Company Act of 1940 (the "1940 Act") regarding certain procedures under Investors Partner Life Insurance Company's ("IPL") Flexible Premium Variable Life Insurance Policies (hereinafter referred to individually as the "Policy" and collectively as the "Policies") newly issued in 1999, pursuant to a Form S-6 registration statement filed by IPL and any registration statement with respect to comparable Policies that may be filed by subsidiaries of IPL.

Rule 6e-3(T)(b)(12)(iii) provides an exemption for a variable life insurance separate account, its sponsoring insurance company, its investment adviser and its principal underwriter from Sections 22(d), 22(e) and 27(c)(1) of the 1940 Act and Rule 22c-1 thereunder for issuance, transfer and redemption procedures under a variable life insurance Policy to the extent necessary to assure compliance with Rule 6e-3(T), state insurance law or established administrative procedures of the life insurance company. The Rule requires, as a condition for exemption, that such procedures be reasonable, fair and nondiscriminatory, and be disclosed in the registration statement filed with respect to such variable life insurance policies.

IPL represents that its procedures meet the foregoing standards of Rule 6e-3(T)(b)(12)(iii), based on the following facts and circumstances:

1. Because of the insurance nature of the Policies and, in certain instances, as a result of the requirements of the state insurance laws, the procedures necessarily differ in significant respects from the procedures for mutual funds and contractual plans for which the 1940 Act was designed.

2. Many of the procedures have been adapted from those established and utilized in connection with the administration of the fixed benefit life insurance policies and earlier versions of variable life insurance policies issued by IPL's affiliate, John Hancock Mutual Life Insurance Company and John Hancock Variable Life Insurance Company.

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3. Certain  procedures,  included the 24-month conversion right to fixed benefit policies, are required by Rule 6e-3(T).

4. IPL, in structuring its procedures to comply with Rule 6e-3(T), state insurance laws, and their established administrative procedures, have attempted to meet the intent of the 1940 Act to the extent deemed feasible.

5. Generally speaking, the state insurance laws to which IPL is subject reflect the fundamental principle that the procedures shall not be unfair, unreasonable or unjustly discriminatory to any policyholder.

6. Because of the intricate insurance methodology underlying the procedures, it is often difficult to determine, with certainty, whether and to what extent a particular procedure, or a given step to that procedure, deviates from a specific requirement of Section 22(d), 22(e) or 27(c)(1) of the 1940 Act or Rule 22c-1 thereunder.

Accordingly, the summary below includes the principal Policy provisions and procedures that might be deemed to constitute, either directly or indirectly, accommodation of the 1940 Act requirements and insurance practices. Given the complexities of the Policies' operations, the summary, although comprehensive, does not attempt to treat each and every mechanical variation or permutation that might occur and does not repeat every provision or procedure that is already set forth in the registration statement or exhibits thereto. At the same time, the summary, in order to provide a comprehensive view of the procedures, includes certain procedural steps that do not constitute a deviation from the Sections and Rule cited above.

Rule 6e-3(T)(b)(13)(v)(B) grants an exemption for a flexible premium variable life insurance separate account, its sponsoring insurance company, its investment adviser and its principal underwriter from Section 27(d) of the 1940 Act for flexible premium variable life insurance policies which allow the policyholder to convert a flexible premium variable life insurance policy into a fixed benefit life insurance policy at any time during the first 24 months after issuance. The Rule requires, as a condition for exemption, that the method of computing any adjustments made in payments (or charges) or cash values to reflect variances between the payments and cash values under the original policy and new policy be set out in an exhibit to the registration statement filed with respect to the variable life insurance Policy. IPL's Policies provide for such a conversion privilege. No adjustments in payments (or charges) and cash values are made upon exercise of that privilege, as described below.

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This memorandum divides the information called for by Rules  6e-3(T)(b)(12)(iii)
and 6e-3(T)(b)(13)(v)(B) into three parts. The first part summarizes procedures under the Policies which might be deemed to involve, either directly or indirectly, a "redemption" within the meaning of the 1940 Act. The second part summarizes procedures which might be deemed to involve, either directly or indirectly, a "purchase" transaction. The third part summarizes the procedures for converting a Policy to a fixed benefit Policy./1/

This exhibit refers to procedures as they affect each of the variable accounts of IPL ("the Account") used in funding the Policies. Except as otherwise stated herein, these procedures do not necessarily reflect the Fixed Account under the Policies which is held in the General Account of IPL.

Except as otherwise defined herein, capitalized terms used in this memorandum have the same meaning as are defined in the prospectus contained in the applicable registration statement.

                           I. "Redemption" Procedures:
                       Surrender and Related Transactions
                          -----------------------------

IPL's Policies provide for the payment of monies to a policyholder ("Owner") or beneficiary upon presentation to IPL of a Policy. Such presentation might be deemed to constitute, either directly or indirectly, a "redemption" of the Owner's interest within the meaning of the 1940 Act. Set forth below is a summary of the principal policy provisions and procedures which might be viewed as involving such a "redemption". The principal difference between such "redemptions" and redemptions in the mutual fund or contractual plan context is that under the Policies, the payee may be deemed not to receive a pro rata or proportionate share of the assets in IPL's Account within the meaning of the 1940 Act. The amount received by the payee will depend upon the particular benefit for which the Policy is presented, including, for example the Surrender Value or Death Benefit.

There are also certain Policy provisions--such as Policy loans--under which the Policy will not be presented to IPL but which will affect the Owner's benefits and involve a transfer of the assets supporting the Policy reserve out of the Account. Finally, state insurance law may require that certain requirements be met before IPL is permitted to make payments to the payee.

A.  Surrender Values
______________________________________
1 If an Owner requests a "purchase" or "redemption" transaction which is impossible (for example, allocation of a loan or partial withdrawal to subaccounts which have insufficient assets to support said allocation) or impermissible (such as a reduction in the face amount of insurance below the minimum required amount), IPL will notify the Policy Owner to determine what action, if any, the Policy Owner wishes to take instead.

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If the insured party under a Policy  ("Insured") is alive,  IPL will pay, within seven days, the Surrender Value net computed after receipt, at its Servicing Office, of the Policy and a signed request for surrender. Computations with respect to the investment experience of the subaccounts will be made as of 4:00 p.m., New York City time, on each day during which the New York Stock Exchange is open for trading. This will enable IPL to pay the Surrender Value based on the next computed value after a request is received.

While no premium is in default, the Surrender Value is equal to the Account Value less any indebtedness and less any surrender charge that then applies. In general, the Account Value for any day equals the Account Value for the previous day, increased by any net premium and decreased by any charges against the Account Value and any partial withdrawals made, accumulated at the rate of return for the subaccount or subaccounts in which the Account Value is invested after charges against the Account.

The total charge for sales load, over the lesser of 20 Guideline Annual Premiums as defined in Rule 6e-3(T) or the number of Guideline Annual Premiums corresponding to the life expectancy of the insured, will not exceed 9% of the Guideline Annual Premium at issue. No minimum amount of Account Value is guaranteed. IPL will make the payment of the Surrender Value out of its General Account and transfer assets from the Account to the General Account for the amounts held for the Policy in the Account.

In lieu of payment of the Surrender Value in a single sum, an election may be made to apply all or a portion of the proceeds under one of the benefit settlement options described in the Policy or, with the approval of IPL, under other optional methods of settlement available from IPL. The election may be made by the Owner during the Insured's lifetime, or, if no election is in effect at death, by the beneficiary. The benefit settlement options are subject to the restrictions and limitations set forth in the Policy.

B.  Death Claims

IPL will pay a death benefit to the beneficiary within seven days after receipt at its Servicing Office of due proof of death of the Insured, and all other requirements necessary(2) to make payment. Provided the Policy is in full force,(3) the Death Benefit will be the greater of (1) the face amount (and Account Value, if any, under Option B) less any indebtedness on the date of death, and (2) the Account Value at the end of the business day on or next following the date death occurs multiplied by the applicable Corridor Factor less any indebtedness on the date of death. The Death Benefit is also less any overdue monthly deductions if death occurs during the 61 day Policy grace period.

____________________________________
2 State insurance laws impose various requirements, such as receipt of a tax waiver, before payment of the Death Benefit may be made. In addition, payment of the Death Benefit is subject to the provisions of the Policy regarding suicide and incontestability.

3 "In full force" means that the Policy has not been surrendered or lapsed.

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The proceeds  payable on death also reflect  interest  from the date of death to the date of payment.

IPL will make payment of the Death Benefit out of its General Account, and will transfer assets from the Account to the General Account in an amount equal to the amount held in the Account for the Policy terminated by death.

In lieu of payment of the Death Benefit in a single sum, a settlement option may be selected as described in Section I.A, above.

C.  Default

Premium Grace Period, Default and Lapse. Unless the Guaranteed Death Benefit is in force, at the beginning of each Policy month, IPL determines whether the Surrender Value is sufficient to pay all monthly charges then due under the Policy. If not, the Policy is in default and IPL will notify the Owner of the amount necessary to keep the Policy in force, and a Policy grace period will be in effect until 61 days after the date the notice was mailed. If IPL does not receive payment of at least this amount by the end of the Policy grace period, the Policy will lapse, and any remaining amount owed to the Owner as of the date of lapse will be paid to the Owner.

The insurance continues in full force during the grace period but, if the insured dies during the Policy grace period, the amount in default will be deducted from the amount of Death Benefit otherwise payable.

D.  Policy Loan

Loans may be made at any time a Loan Value is available. The Owner may borrow money on completion of a form satisfactory to IPL assigning the Policy as the only security for the loan. Payment of the loan will be made from IPL's Servicing Office. The Loan Value will be determined as provided in the prospectus. Interest accrues and is compounded daily at an effective annual rate of 4.0%.

The amount of any outstanding loan plus accrued interest is called the "indebtedness". A loan will not be permitted unless it is at least $300. The Owner may repay all or a portion of any indebtedness while the insured is living and the Policy is in full force. When a loan is made, shares are redeemed in an aggregate equal to the amount of the loan and this aggregate value is allocated to the Loan Account. The shares redeemed will be redeemed in each subaccount in the proportions the Owner designates (or, in the absence of such a designation, in the same proportion as the Account Value is then allocated among the subaccounts). Upon each loan repayment, the same proportionate amount of the entire loan as was borrowed from the Fixed Account will be repaid to the Fixed Account. The remainder of the loan repayment will be allocated to the appropriate subaccounts in the proportions the Owner designates (or, in the absence of such a designation, as stipulated in the current Investment Rule).

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Loan  interest  which is not paid by a Policy  anniversary  will be added to the loan principal by automatically effecting an additional Policy loan. Amounts transferred to the Policy Loan Account are credited with interest at an effective annual rate of 3.0% for the first 9 Policy years and at an effective annual rate of 4.0% in years 10 and beyond, which interest is transferred to the subaccounts when the loan is repaid.

Since the Loan Account and the remaining portion of the Account Value will generally have different rates of investment return, any Death Benefit above the face amount, the Account Value, and the Surrender Value are permanently affected by any indebtedness, whether or not repaid in whole or in part. The amount of any outstanding indebtedness is subtracted from the amount otherwise payable when the Policy proceeds become payable.

Whenever the indebtedness exceeds an amount equal to the Account Value less the surrender charge, the Policy terminates 31 days after notice has been mailed by IPL to the Owner specifying the minimum amount that must be paid to keep the Policy in force beyond that period. The Policy lapses unless a repayment of at least that amount is made within that period.

Indebtedness will be deducted from the cumulative premiums paid under the Policy in determining the availability of the Guaranteed Death Benefit feature.

E.  Transfers Among Variable Subaccounts

The Owner may reallocate the amounts held for the Policy in the variable subaccount in each Policy year without charge. The Owner may use either percentages (in whole numbers) or designate the dollar amount of funds to be transferred between subaccounts. The reallocation must be such that the total in the subaccounts after reallocation equals 100%. The change will be effective at the end of the Valuation Period in which IPL receives at its Servicing Office notice satisfactory to IPL. Transfers among subaccounts may also be effected by means of the Dollar Cost Averaging and Rebalancing features described in the prospectus.

F.  Conversion Privilege

The conversion privilege provided in accordance with Rule 6e-3(T)(b)(13)(v)( B) under the 1940 Act is discussed under III. below.

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G.  Partial Withdrawal of Account Value

An Owner may withdraw a portion of Account Value from the Policy at any time. This privilege, which reduces the Account Value by the amount of the withdrawal and the associated charge, will be effective as of the end of the business day in which IPL receives written notice satisfactory to it at its Servicing Office. The minimum amount that may be withdrawn is $500. The face amount of the Policy may be reduced as provided in the prospectus if the Owner has elected the Option A Death Benefit. An amount equal to $20 (or 2% of the withdrawal, if less) is charged against Account Value for each partial withdrawal. When a withdrawal is made, it will be deducted from the cumulative premiums paid under the Policy in determining the availability of the Guaranteed Death Benefit feature.

                      II. Purchase and Related Transactions


Set out below is a summary of the principal provisions of the Policies and administrative procedures thereunder that might be deemed to constitute, either directly or indirectly, a "purchase" transaction within the meaning of the 1940 Act. The summary shows that, because of the insurance nature of the Policies, the procedures involved necessarily differ in certain significant respects from the purchase procedures for mutual funds and contractual plans. The chief differences revolve around the premium rate structure and the insurance underwriting (i.e., evaluation of risk) process. There are also certain Policy provisions -- such as reinstatement -- which do not result in the issuance of a Policy but which required certain payments by the Owner and involve a transfer of assets supporting the Policy reserve into the Account.

A.  Premium Schedules and Underwriting Standards

Premiums for IPL's Policies will not be the same for all Owners. The chief reason is that the principle of pooling and distribution of mortality risks is based upon the assumption that each Owner pays a premium commensurate with the Insured's mortality risk which is actuarially determined based upon factors such as age, sex, health and occupation. In the context of life insurance as contrasted with mutual funds, a uniform premium (or "public offering price") for all Insured's would discriminate unfairly in favor of those Insured's representing greater mortality risks to the disadvantage of those representing lesser risks. Accordingly, although there will be no uniform "public offering price" for all Insured's, there will be a single "price" for all Insured's in a given actuarial category.

The Policies will be offered and sold pursuant to established premium targets/4/ and underwriting standards and in accordance with state insurance laws. Such laws prohibit unfair discrimination among Policyholders, but recognize that premiums may be based upon factors such as age, sex, health and occupation. The premiums and values under Policies issued in Montana or in connection with certain employee benefit plans will not directly reflect the sex of the insured.

____________________________________
4 In accordance with industry practice, IPL will establish procedures to handle errors in initial and subsequent premium payments to collect underpayments, except for de minimis amounts.

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B.  Application and Initial Premium Processing

Upon receipt of a completed application from a proposed Owner, IPL will follow certain insurance underwriting (i.e., evaluation of risk) procedures designed to determine whether the proposed Insured is insurable. This process may involve such verification procedures as medical examinations and may require that further information be provided by the proposed Insured before a determination can be made. A Policy cannot be issued, i.e., physically issued through IPL's computerized issue system, until this underwriting procedure has been completed. Policies issued on a guaranteed issue basis do not require evidence of insurability.

The date on which a Policy is issued is referred to as the "Date of Issue". The date of issue represents the commencement of the suicide and contestable periods for purposes of the Policies. It is also the date as of which the insurance age of the proposed Insured is determined. It represents the first day of the Policy year and therefore determines the Policy anniversary.

These processing procedures are designed to provide immediate benefits to the proposed Owner in connection with payment of the initial premium and will not dilute any benefit payable to an existing Owner. Although a Policy cannot be issued until after the underwriting process has been completed, the proposed Insured will receive immediate insurance coverage, if he has paid his minimum first premium, subject to the other terms and conditions of IPL's Receipt and Conditional Temporary Insurance Agreement.

IPL will require that the Policy be delivered and the minimum initial premium paid within a specific period to protect itself against anti-selection by the proposed Owner resulting from deterioration in the Insured's health. Generally, the period will not exceed 60 days from the date of completion of the latest of Parts A and B of the application and any required medical examination.

C.  Reinstatement Provision

The Policy may be reinstated within 3 years after the beginning of the Policy grace period. A Policy will be reinstated upon receipt by IPL of a written application for reinstatement and production of evidence of insurability satisfactory to IPL and payment of a minimum amount of premium as defined in the Policy.

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On the date of  reinstatement,  the Policy  will have (i) a face amount as if no lapse had occurred and (ii) indebtedness equal to any indebtedness at the end of the day immediately preceding the date of reinstatement.

The Account Value on the date of reinstatement will be (a) less (b) and (c) where:

(a) is the amount of the reinstatement premium payment referenced above plus any surrender charge made on the date of lapse;

(b) is the aggregate premium expense charges, i.e., sales and administrative charge, premium tax charge and Federal DAC tax charge; and

(c) is the sum of all charges that would have been deducted from the Account Value from the date of lapse to the date of reinstatement if the Policy had not lapsed, with interest on each such charge at an effective annual rate of 6% to the date of reinstatement.

In order to assist a lapsed Owner in making a considered judgment as to whether to reinstate, IPL may calculate the amount payable upon reinstatement and "freeze" the amount for up to ten days.

D.  Repayment of Loan

The Owner may repay all or a portion of any indebtedness while the insured is living and the Policy is in full force. When a loan is made, shares are redeemed in an aggregate value equal to the amount of the loan and this aggregate value is transferred to the general account and carried as a Loan Account. The shares redeemed will be redeemed in each subaccount in the proportions designated by the Owner (or, in the absence of such a designation, in the same proportion as the Account Value is then allocated among the subaccounts). Upon each loan repayment, the same proportionate amount of the entire loan as was borrowed from the Fixed Account will be repaid to the Fixed Account. The remainder of the loan repayment will be allocated to the appropriate subaccounts in the proportions designated by the Owner (or, in the absence of such a designation, as stipulated in the current Investment Rule).

While the indebtedness is outstanding, that portion of the Account Value that is in the Loan Account is credited with interest at an effective annual rate of 3.0% for the first 9 Policy years and at an effective annual rate of 4.0% in years 10 and beyond, rates which will usually be different than the net return for the subaccounts. Since the Loan Account and the remaining portion of the Account Value will generally have different rates of investment return, any Death Benefit above the face amount, the Account Value, and the Surrender Value are permanently affected by any indebtedness, whether or not repaid in whole or in part. The amount of any outstanding indebtedness is subtracted from the amount otherwise payable when the Policy proceeds become payable.

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


E.  Correction of Misstatement of Age or Sex

If IPL discovers that the age or sex of the Insured has been misstated, IPL will reconstruct the Policy by determining what benefits the premium paid would have purchased at the correct age or sex. Special adjustments may have to be made if the resultant face amount is below IPL's minimum size Policy.

Once the benefits are redetermined, IPL will make the necessary adjustment in the reserve assets in the Account to reflect the redetermined benefits and the correct age and sex of the Insured.

                            III. Conversion of Policy


IPL's Policies, in accordance with Rule 6e-3(T)(b)(v)(B) under the 1940 Act, provide that the Owner within 24 months of issue, or any time after thereafter, may transfer the entire Account Value under the Policy to the Fixed Account thus creating a non-variable or fixed benefit life insurance Policy. This conversion privilege is designed to permit an Owner to change his or her mind and to obtain a fixed benefit Policy.

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